UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Everlast Worldwide Inc.
(Name of Issuer)

Common Stock, par value $0.002 per share
(Title of Class of Securities)

300355104
(CUSIP Number)

Arnold J. Levine, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036
               (212) 969-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 7, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300355104

1	Names of Reporting Persons Hidary Group Acquisitions, LLC
I.R.S. Identification Nos. of above persons (entities only)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions)
Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Delaware

	7	Sole Voting Power	0

Number of	8	Shared Voting Power	242,847

Shares Bene-	9	Sole Dispositive Power	0

ficially Owned	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person		242,847

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)		5.9%[1]

14	Type of Reporting Person (See Instructions)		OO

1 See Item 5.

This statement is filed with respect to the shares of common stock, $0.002 par value (the “Common Stock”) of Everlast Worldwide, Inc. (the “Company”), beneficially owned by Hidary Group Acquisitions, LLC (“Hidary” or the “Reporting Persons”) as of September 4, 2007 and amends and supplements the Schedule 13D filed on June 24, 2007 and amended on June 28, 2007, June 29, 2007, July 3, 2007, July 11, 2007 and August 7, 2007 (collectively, the “Statement”). Except as set forth herein, the Statement is unmodified.

Item 4.	Purpose of Transaction

Item 4 is amended by adding two paragraphs and replacing the last two paragraphs of the amendment to Item 4 filed on August 7, 2007 in their entirety with the third and fourth paragraphs below:

On August 7, 2007, August 22, 2007 and August 31, 2007, respectively, each of Boxing Emerald, LLC, Crystal Capital Fund Management, LLC and the Hidary Group signed investor acknowledgements (the “Investor Acknowledgements”) substantially in the form attached as Exhibit 99.25 to this Statement, which is incorporated by reference herein. The Investor Acknowledgements provide, among other things, that notwithstanding the termination of the Merger Agreement, none of the Interim Investors Agreement, the Equity Commitment Letters and the limited guarantees in the form of Exhibit 99.10 to this Statement by such investors in favor of the Company shall be deemed to have been terminated with respect to such investors and that the provisions thereof shall apply, mutatis mutandis, to any agreement and plan of merger entered into among Hidary, Merger Sub and the Company that has terms that are substantially similar to the terms of the Merger Agreement.

On August 29, 2007, Hidary obtained a debt financing commitment from Wells Fargo Century, Inc. (the “August 29 Debt Commitment Letter”) in connection with the possible acquisition of the Company by Hidary. A copy of the August 29 Debt Commitment Letter is attached as Exhibit 99.26 to this Statement and is incorporated by reference herein.

Hidary may make a proposal to acquire the Company prior to the special meeting of the Company’s stockholders on September 19, 2007 (the “Special Meeting”). If the Company’s stockholders do not approve the agreement and plan of merger dated as of June 28, 2007, as amended, by and among Brands Holdings Limited, EWI Acquisition, Inc. and the Company at the Special Meeting, Hidary may make a proposal to acquire the Company subsequent to the Special Meeting. Hidary makes no assurances as to whether it will make any proposal to acquire the Company or, if it makes any proposal, any assurances regarding the financial or other terms thereof, except that any proposal would provide the Company’s stockholders with the right to elect to contribute at least a portion of the value of their Common Stock to Hidary in exchange for equity therein. Such contribution would result in the deferral of taxes for most of the Company’s non-tax exempt stockholders. The potential for any stockholder to defer taxes would depend on the facts relating to such stockholder’s investment in the Company.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the letter setting forth the Hidary Proposal, the June 28 Letter, the July 1 Letter, the July 10 Letter, the Press Release, the Complaint, the Voting Agreements, the Guarantees, the Aquamarine Rollover Commitment Letter, the Burlingame Rollover Commitment Letter, the Interim Investors Agreement, the Equity Commitment Letters, the Debt Commitment Letters, the Settlement Agreement, the August 3 Press Release, the Investor Acknowledgements and the August 29 Debt Commitment Letter, each of which is filed as an exhibit hereto and is incorporated by reference.

Item 5.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The first paragraph of Item 6 is replaced in its entirety by the following:

Each of the Merger Agreement, the letter setting forth the Hidary Proposal, the June 28 Letter, the July 1 Letter, the July 10 Letter, the Press Release, the Complaint, the Voting Agreements, the Rollover Commitment Letters, the Interim Investors Agreement, the Limited Guarantees, the Equity Commitment Letters, the Debt Commitment Letters, the Settlement Agreement, the August 3 Press Release, the Investor Acknowledgements and the August 29 Debt Commitment Letter (each of which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended by adding Exhibit 99.25 and Exhibit 99.26.

Exhibit	Description

99.25	Form of Investor Acknowledgement

99.26	Debt Commitment Letter dated August 29, 2007 from Wells Fargo Century, Inc. to Hidary Group Acquisitions, LLC

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Date: September 7, 2007	HIDARY GROUP ACQUISITIONS, LLC

	By:	The Hidary Group, LLC
its member

	By:	/s/ Jack D. Hidary
Name: Jack D. Hidary
Title: Managing Member

EXHIBIT INDEX

Exhibit	Description

99.25	Form of Investor Acknowledgement

99.26	Debt Commitment Letter dated August 29, 2007 from Wells Fargo Century, Inc. to Hidary Group Acquisitions, LLC